Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation

Ceragon Networks (Aus) Pty Ltd	Australia
Ceragon Networks do Brasil Limitada	Brazil
Ceragon Networks (UK) Limited	England
Ceragon Networks SARL	France
Ceragon Networks (HK) Limited	Hong Kong
Ceragon Networks (India) Private Limited	India
Ceragon Networks, S.A. de C.V.	Mexico
Ceragon Networks, Inc.	New Jersey
Ceragon Networks (Nigeria) Limited	Nigeria
Ceragon Networks (Philippines), Inc.	Philippines
Ceragon Networks APAC (Singapore) Pte. Ltd.	Singapore